FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February

HSBC Holdings plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X      Form 40-F

25 February 2026

HSBC HOLDINGS PLC
ANNUAL RESULTS 2025
ZOOM MEETING

HSBC will be holding a Zoom meeting today for investors and analysts. The speakers will be Georges Elhedery (Group Chief Executive) and Pam Kaur (Group Chief Financial Officer).

A copy of the presentation to investors and analysts is attached and is also available to view and download at
https://www.hsbc.com/investors/results-and-announcements/all-reporting/group
http://www.rns-pdf.londonstockexchange.com/rns/3235U_1-2026-2-25.pdf

Full details of how to access the Zoom meeting appear below and can also be found at
www.hsbc.com/investors/results-and-announcements.

Time: 7.45am (London); 3.45pm (Hong Kong); and 2.45am (New York).

Webcast:  https://hsbc.zoom.us/webinar/register/WN_MJPn30yJTWiHLKjSqigIlg#/registration

Replay access details from 26 February 2026 1pm GMT - 27 March 2026 1pm GMT:

Please find replay details here: https://www.hsbc.com/investors/results-and-announcements

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 56 countries and territories. With assets of US$3,233bn at 31 December 2025, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Angela McEntee
Title: Group Company Secretary

Date: 25 February 2026